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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 2
                                      TO
                               SCHEDULE 14D-9/A
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                ---------------

                                 SHOPPING.COM
                           (Name of Subject Company)

                                 SHOPPING.COM
                       (Name of Person Filing Statement)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  82509Q-10-6
                     (Cusip Number of Class of Securities)

                                FRANK W. DENNY
                        2101 E. Coast Hwy, Garden Level
                       Corona del Mar, California 92625
                                (949) 640-4393

      (Name, Address and Telephone Number of Person Authorized to Receive
        Notice and Communications on Behalf of Person Filing Statement)

                                WITH COPIES TO:

        BARRY D. FALK, ESQ.                  MARK ASDOURIAN, ESQ.                 CELESTE E. GREENE
Jeffers, Wilson, Shaff & Falk, LLP      A Professional Law Corporation          Skadden, Arps, Slate,
18881 von Karman Avenue, Suite 1400        5 Park Plaza, Suite 1480              Meagher & Flom, LLP
     Irvine, California 92612              Irvine, California 92614            Four Embarcadero Center
          (949) 660-7700                        (714) 557-4100             San Francisco, California 94111
                                                                                   (415) 984-6460

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                     SOLICITATION/RECOMMENDATION STATEMENT

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Shopping.com (the "Company") with the Securities and Exchange Commission ("SEC") on January 15, 1999, as amended by that Amendment No. 1 to Schedule 14D-9/A ("Amendment No. 1") filed by the Company with the SEC on January 21, 1999 (as amended, the "Statement"), relating to the cash tender offer (the "Offer") by Compaq Interests, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Compaq Computer Corporation ("Parent"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1, filed by Parent dated January 15, 1999, as amended by Amendment No. 1 to Schedule 14D-1 filed January 21, 1999.

     Capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Statement.

ITEM 4    SOLICITATION AND RECOMMENDATION.

      (b) Background; Reasons for the Company's Board Recommendation.
          ----------------------------------------------------------

Item 4(b) is hereby amended and supplemented by adding thereto the following:

      "The press release issued by the Company on January 11, 1999, mistakenly referred to the "safe harbor" provided by the Private Securities Litigation Reform Act of 1995. The "safe harbor" is not available to statements made in connection with a tender offer."

ITEM 9    MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented by adding thereto the following
Exhibits:

      (a)(14) Press Release, dated January 11, 1999, issued by Company.

      (a)(15) Press Release, undated, posted on Company's website at www.shopping.com.

ANNEX B   FAIRNESS OPINION OF TRAUTMAN KRAMER & COMPANY, INCORPORATED

      Annex B to the Statement, Fairness Opinion of Trautman Kramer & Company, Incorporated, dated January 20, 1999, is hereby deleted in its entirety and replaced with the ANNEX B attached hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               SHOPPING.COM, INC.



Date: February 9, 1999                         /s/ FRANK W. DENNY
                                               ---------------------------------
                                                   Frank W. Denny, President and
                                                   Chief Executive Officer

                                                                         REVISED
                                                                         ANNEX B


                           TRAUTMAN KRAMER & COMPANY
                                  INCORPORATED
                                500 FIFTH AVENUE
                           NEW YORK, NEW YORK 10110
                212-575-5500 . 800-895-4800 . FAX . 212-575-6589
                                  www.tkco.com


As of January 20, 1999
(Revised February 4, 1999)

To The Board of Directors
Shopping.com
2101 East Coast Highway
Corona del Mar, CA 92625

We understand that all of the issued and outstanding common shares and certain other equity interests of Shopping.com ("IBUY" or the "Company") are to be acquired by Compaq Interests, Inc., an indirect wholly-owned subsidiary of Compaq Computer Corporation (collectively, "Compaq") for the consideration of not less than $18.25 per share of Common Stock in an all-cash transaction (the "Transaction). Compaq will indirectly assume all liabilities, both existing and contingent and existing indebtedness at the close of the transaction, and the Company will become a wholly owned subsidiary of Compaq.

You have requested our written opinion (the "Opinion") solely as to the matters set forth below. This Opinion values the Company on a "take-out value" basis, giving effect inter alia to the Company's history, operating plan, infrastructure, existing financial condition and value ascribed to the domain name. For purposes of this Opinion, "take-out value" shall be defined as the amount at which the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, in an arm's length transaction under present conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Trautman Kramer & Company, Incorporated ("TKCO"). We have used the same valuation methodologies in determining take-out value for purposes of rendering this Opinion. The term "existing and contingent liabilities" shall mean the stated amount of all existing and contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied without independent verification; no other contingent liabilities will be considered. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of TKCO's Opinion hereunder.

Notwithstanding the use of the defined terms "take-out value," we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms under which the Company can currently be sold, and we know of no such efforts by others.

     Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company would actually be sold for the amount we believe to be its fair value and present fair saleable value.

     Pursuant to the terms of an engagement letter dated January 11, 1999, by and between the Company and TKCO, the Company has agreed to compensate TKCO a $250,000 fee for rendering its opinion assuming a successful close to the Transaction. In the event that the Transaction does not occur, the fee will be reduced to $50,000. TKCO has acted as the Company's investment banker on prior occasions and received fees for those services. TKCO and certain of its principals own shares of Common Stock and warrants to acquire Common Stock of the Company.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed the Company's audited financial statements for the fiscal years ended January 31, 1998 and 1997;

2. Reviewed certain Company interim financial information and interim projections for the 9 months ended.October 30, 1998, which the Company's management has identified as the most current information available;

3. Reviewed a revised capitalization table, prepared by the Company dated January 19, 1999 setting forth the outstanding shares of Common Stock as well as all unexercised warrants and options;

4. Reviewed the Company's most-recent Business Plan for its Internet retailing business and on-line auction site;

5. Held discussions with management of the Company to discuss the condition, future prospects, and projected operations and performance of the Company;

6. Reviewed the Company's financial projections dated July 1998 for the fiscal years ended January 31, 1999 through 2002;

7. Reviewed the historical market prices and trading volume for the Company's publicly traded securities;

8. Reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company, and other economic and financial matters related to the Company's business operation; and

9. Conducted such other studies, analyses and investigations as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent interim financial statement made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility for it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided however, that this letter may be disclosed if required by law and may be included in its entirety and referred to in any filing with the Securities and Exchange Commission relating to the Transaction. Our conclusion in connection therewith does not constitute a recommendation that any stockholder of the Company vote to approve, ratify, disapprove, abstain from voting, act or abstain from acting in connection with any action considered by the stockholders. Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the consideration to be received by common stockholders of the Company in the transaction is fair, from a financial point of view, to the stockholders of the Company.

     Based on the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that, assuming the Transaction is consummated as proposed, immediately after and giving effect to the Transaction, the take-out value of the Company's operating business and its tangible and intangible assets approximates the value of the consideration presently being offered by Compaq in the proposed Transaction.

     We further note that we previously issued an opinion on the Transaction on January 11,1999 which is with your consent, hereby withdrawn in light of certain supplemental information which the Company has provided to us.

     This Opinion is delivered to you subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated January 11, 1999, and subject to the understanding that the obligations of TKCO in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of TKCO shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

                                         TRAUTMAN KRAMER & COMPANY, INCORPORATED

                                         /s/ GREGORY O. TRAUTMAN
                                         -------------------------------
                                             Gregory O. Trautman, CFA
                                             President


                                       3
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                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)+    Offer to Purchase, dated January 15, 1999

(a)(2)+    Letter of Transmittal

(a)(3)+    Letter for use by Brokers, Dealers, Banks, Trust Companies and
           Nominees to their Clients

(a)(4)+    Letter to Clients

(a)(5)+    Notice of Guaranteed Delivery

(a)(6)+    Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9

(a)(7)+    Press Release issued by Parent, dated January 11, 1999

(a)(8)+    Form of Summary Advertisement, dated January 15, 1999

(a)(9)+    Fairness Opinion of Trautman Kramer & Company, dated January 11, 1999

(a)(10)+   Supplemental Letter to Shareholders dated January 21, 1999

(a)(11)+   Press Release, dated January 21, 1999, issued by Parent

(a)(12)+   Fairness Opinion of Trautman Kramer & Company, dated January 20, 1999

(a)(14)    Press Release, dated January 11, 1999, issued by Company

(a)(15)    Press Release, undated, posted on Company's website at www.shopping.com

(c)(1)+    Agreement and Plan of Merger, dated January 11, 1999, by and between
           Parent and the Company

(c)(2)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Robert McNulty

(c)(3)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Cyber Depot

(c)(4)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Kipling Isle

(c)(5)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Paul Hill

(c)(6)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Ed Bradley

(c)(7)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Mark Winkler

(c)(8)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Kristine Webster

(c)(9)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and John Markley

(c)(10)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Frank Denny

(c)(11)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Pat Demicco

(c)(12)+ Shareholder Agreement, dated January 11, 1999, by and between Parent and Randy Read

(c)(13)+ Stock Option Agreement, dated January 11, 1999, by and between Parent and the Company

(c)(14)+   Amendment No. 1 to the Agreement and Plan of Merger, dated January
           20, 1999, by and between Parent and the Company

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

(c)(15)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Robert McNulty

(c)(16)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Cyber Depot

(c)(17)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Kipling Isle

(c)(18)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Paul Hill

(c)(19)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Ed Bradley

(c)(20)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Mark Winkler

(c)(21)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Kristine Webster

(c)(22)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and John Markley

(c)(23)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Frank Denny

(c)(24)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Pat Demicco

(c)(25)+ Amendment No. 1 to the Shareholder Agreement, dated January 20, 1999, by and between Parent and Randy Read

------------
+ Previously filed with the Statement.